Free Writing Prospectus

Dated May 15, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-137158

Pike Electric Corporation Prices Upsized Secondary Offering

by Selling Stockholder

MOUNT AIRY, N.C. – May 15, 2013 – Pike Electric Corporation (NYSE: PIKE) (“Pike”), one of the nation’s leading energy solutions providers, today announced the pricing of the secondary public offering of shares of its common stock (the “offering”) by an entity affiliated with Lindsay Goldberg LLC (the “selling stockholder”) at a price to the public of $11.50 per share. The offering of the shares has been upsized from 6,500,000 shares to 6,956,522. In addition, the underwriters of the offering will have an option to purchase up to 1,043,478 additional shares from the selling stockholder. The selling stockholder will receive all of the proceeds from the offering; no shares in the offering are being sold by Pike or any of its officers or directors.

Pike entered into a share repurchase agreement with the selling stockholder, subject to the completion of the offering, pursuant to which it intends to repurchase 3,661,327 shares of its common stock for $40 million at a price per share equal to the price per share being paid by the underwriters to the selling stockholder in the offering. Pike expects to fund the share repurchase with borrowings under its revolving credit facility and available cash. The share repurchase is subject to a number of conditions, and there can be no assurance that such conditions will occur or that the share repurchase will be completed on the contemplated terms or at all.

J.P. Morgan and BofA Merrill Lynch are acting as Joint Bookrunning Managers for the offering. BB&T Capital Markets, FBR, Janney Montgomery Scott, KeyBanc Capital Markets and Stifel are acting as Co-Managers for the offering.

The offering is being made pursuant to an effective shelf registration statement, including a prospectus and a preliminary prospectus supplement related to the offering, filed by Pike with the Securities and Exchange Commission (the “SEC”). Copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained from: J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1 (866) 803-9204 or BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, New York 10038, or by e-mail at dg.prospectus_requests@baml.com. Before you invest, you should read the prospectus and other documents filed with the SEC for more complete information about Pike and the offering. You may also obtain these documents for free from the SEC’s EDGAR database available online at www.sec.gov.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Pike Electric Corporation

Pike Electric Corporation is a leading provider of energy solutions to over 300 investor-owned, municipal and co-operative utilities in the United States. Our comprehensive services include facilities planning and siting, permitting, engineering, design, installation, maintenance and repair of electric and communication infrastructure. Our common stock is traded on the New York Stock Exchange under the symbol “PIKE.” For more information, visit us online at www.pike.com.

Forward-Looking Statements

This press release and other statements we make from time to time in the future may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may relate to our plans, objectives and future estimates. The terms “should,” “believe,” “plan,” “expect,” “anticipate,” “estimate,” “intend” and “project” and similar words or expressions are intended to identify forward-looking statements. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statements. For a more detailed list of such risks, uncertainties and other factors, please refer to the Risk Factor section of our most recent Annual Report on Form 10-K and our other periodic filings with the SEC. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Investor Relations Contact:

Frank Milano

(336) 719-4622

IR@pike.com

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